Mail Stop 04-08
April 22, 2005


Donald Mindiak
President and Chief Executive Officer
BCB Bancorp, Inc.
104-110 Avenue C
Bayonne, New Jersey 07002

RE:	Form 8-K filed April 4, 2005
	File No. 000-50275

Dear Mr. Mindiak,

	We have reviewed the above-referenced filing for compliance with the requirements of Form 8-K and have the following comment:

* Please amend your report to specifically include the interim period subsequent to your fiscal year end through the date of your independent auditors` resignation in your "no disagreements" disclosure in the third paragraph. Refer to Item 304(a)(1)(iv) of Regulation S-K.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

	Please file an amendment via EDGAR in response to this comment within five business days of the date of this letter or contact us immediately if you require additional time. Such amendment should be filed under cover of Form 8-KA and should include the ITEM 4 designation. A letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-KA and filed as Exhibit 16.

If you have any questions, please call me at (202) 824-5568.


Sincerely,


Michael C. Volley
Staff Accountant

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Donald Mindiak
BCB Bancorp, Inc.
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